[COMPANY LETTERHEAD]

September 12, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 6010

Attention:	Peggy Fisher
Eduardo Aleman

Re:	Tripath Technology Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed August 22, 2005
File No. 333-123551

Ladies and Gentlemen:

Tripath Technology Inc. (“Tripath,” the “Company,” or the “Registrant”) has filed with the Securities and Exchange Commission via EDGAR Amendment No. 6 to the above referenced Registration Statement on Form S-1.

Set forth below is Tripath’s response to the Staff’s comments contained in Peggy Fisher’s letter dated August 23, 2005. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response. References to “we,” “us,” and “our” in this letter refer to Tripath.

Amendment No. 5 to Form S-1

Risk Factors, page 8

1. We note the proposal in your proxy statement filed on August 19, 2005, to approve amendments to your certificate of incorporation authorizing the board of directors to effect a reverse stock split within a specified range that would reduce the number of outstanding, but not the authorized, shares of your common stock. Please add a risk factor under a separate caption addressing the risks to investors of this proposed reverse stock split. For example, your disclosure should address the dilutive effect to shareholders, the risk of a

U.S. Securities and Exchange Commission

September 12, 2005

possible adverse market reaction to a reverse split and the fact that a reverse split does not assure that you will regain compliance with Nasdaq listing standards.

We have inserted an additional risk factor on page 9 in response to this comment from the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 29

Gross Profit, page 29

1. We have reviewed your revised disclosure related to gross profit for the nine months ended June 30, 2005 that was provided based on our conference call held on August 17, 2005. As stated in the conference call, we have reviewed your Form 8-K filed on August 5, 2005 that announces guidance for the fourth quarter of 2005 of gross margins of 45-55%. We note that in your Form S-1 your gross margin, without the impact of the inventory that was previously written down, was 14%. It is unclear to us from your revised disclosures how you will obtain 45-55% gross margins in the fourth quarter of 2005. Please revise your disclosure, in enough detail, to tell investors the following:

•	Specifically how management has been successful in obtaining improved sales growth from inventory units that were previously written down due to slow-moving, excess and obsolete inventory. You previously disclosed for the nine month period ended September 30, 2004 that the write-downs were attributable to slow-moving and excess inventory for your TA1101B, TA3020, TA2041, TA2022 and leaded TA2024 products, the TK2350, TK2051, TK2150, TK2050 and TK2052 chipsets, and Kauai 2BB and U461 die based on a decline in forecasted sales for these parts (page 30 of Form S-1). As previously mentioned to us, management has been successful in selling these units through implementing pricing and design strategies. Tell investors specifically the strategies that were implemented and continue to be implemented to sell these units that were previously impaired.

•	Revise to disclose the number of units and dollar amount of inventory that have been sold to date by quarter that were previously written down and the number of units and dollar amount of inventory remaining at June 30, 2005 that was previously written down. Also, disclose management’s estimate of the number of units and dollar amount of inventory to be sold by quarter after June 30, 2005.

U.S. Securities and Exchange Commission

September 12, 2005

•	Revise to disclose management’s expectation as to gross margin on a go forward basis after the impact of the sale of previously reserved inventory is sold and the basis for such conclusion.

We have revised our disclosure on pages 29 and 30 in response to this comment from the Staff.

The Company acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional copies of the amendment to the Registration Statement or have any questions regarding the Registration Statement, please call Bret M. DiMarco or David J. Segre at (650) 493-9300.

Sincerely,

TRIPATH TECHNOLOGY INC.

/s/ Jeffrey L. Garon

Vice President Finance and Chief Financial Officer

Enclosures

Copies to:

David J. Segre

Bret M. DiMarco